Exhibit 99.1

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:   Fred M. Ryan
telephone: 441-295-8585

                 W.P. Stewart & Co., Ltd. Reports Net Income For
                 Second Quarter and First Six Months of 2005 of
                         $12.3 Million and $25.1 Million

      Diluted earnings per share of $0.27 and $0.55 for the second quarter and first six months, respectively

28 July, 2005
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. today reported net income of $12.3 million, or $0.27 per share (diluted) and $0.27 per share (basic), for the second quarter ended 30 June 2005. This compares with net income in the second quarter of the prior year of $13.8 million or $0.30 per share (diluted) and $0.31 per share (basic).

      Second Quarter Highlights

      For the second quarter of 2005 there were 45,833,007 common shares outstanding on a weighted average diluted basis compared to 45,463,443 common shares outstanding for the second quarter of 2004 on the same weighted average diluted basis.

      Cash earnings for the quarter ended 30 June 2005 were $15.2 million (net income of $12.3 million adjusted to include $2.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.33 per share (diluted). In the same quarter of the prior year, cash earnings were $15.7 million (net income of $13.8 million adjusted for the inclusion of $1.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.34 per share (diluted).

      Assets under management (AUM) at quarter-end were approximately $8.8 billion, compared to approximately $8.9 billion at the end of the prior quarter, a decrease of approximately 1.1% and an increase of approximately 2.3% from $8.6 billion at 30 June 2004.

      Six Month Results

      For the six months ended 30 June 2005, net income was down 9.4%, compared to the first six months of 2004, to $25.1 million or $0.55 per share (diluted) and $0.55 per share (basic), on revenues of $68.7 million. Net income for the six months ended 30 June 2004 was $27.7 million or $0.61 per share (diluted) and $0.62 per share (basic), on revenues of $69.8 million.

      Cash earnings for the six months ended 30 June 2005 were $30.5 million (net income of $25.1 million adjusted to include $5.4 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.67 per share (diluted). In the same period of the prior year, cash earnings were $31.5 million (net income of $27.7 million adjusted for the inclusion of $3.8 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.69 per share (diluted).

      For the six months ended 30 June 2005, there were 45,847,058 common shares outstanding on a weighted average diluted basis compared to 45,442,807 common shares outstanding for the same period in 2004 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the second quarter of 2005 was 1.2% pre-fee and 0.9% post-fee.

      For the six months ended 30 June 2005, performance in the Composite was -3.3%, pre-fee and -3.9%, post-fee.

      For the twelve month period ending 30 June 2005, performance in the Composite was 11.3%, pre-fee and 10.2%, post-fee.

      W.P. Stewart's five-year performance record for the period ended 30 June 2005 averaged 1.1% pre-fee (-0.1% post-fee), compounded annually, compared to an average of -2.4% for the S&P 500 in the five-year period.

      In each of the one, five and ten-year periods, ended 30 June 2005, performance of the Composite has exceeded the performance of the S&P 500, on a pre-fee and a post-fee basis. For the three-year period ending 30 June 2005, performance exceeded the S&P 500 on a pre-fee basis but not on a post-fee basis.

      Portfolio returns in July have been strong with preliminary indications that year-to-date performance is now approximately 300 basis points ahead of the S&P 500, on a pre-fee basis.

      Assets Under Management

      Assets under management (AUM) for the quarter ended 30 June 2005 were approximately $8.8 billion, compared with approximately $8.9 billion for the quarter ended 31 March 2005 and $8.6 billion reported at the quarter ended 30 June 2004.

      Total net flows of AUM for the quarter ended 30 June 2005 were -$115 million, compared with -$66 million in the comparable quarter of 2004 and -$43 million in the first quarter of 2005.

      Total net flows of AUM for the six months ended 30 June 2005 and 2004 were -$158 million and -$205 million, respectively.

      In the second quarter of 2005, net cash flows of existing accounts were approximately -$119 million compared with net cash flows of approximately +$7 million in the second quarter of 2004. Net cash flows of existing accounts for the six months ended 30 June 2005 were -$88 million compared to -$3 million for the six months ended 30 June 2004.

      Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately +$4 million for the quarter compared to approximately -$73 million for the same quarter of the prior year. Net new flows were approximately -$70 million and approximately -$202 million for the six months ended 30 June 2005 and 2004, respectively.

      Look-Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 30-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

      Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

      Revenues and Profitability

      Revenues were $33.9 million for the quarter ended 30 June 2005, compared to $34.3 million for the same quarter 2004. Revenues for the six months ended 30 June 2005 and 2004 were $68.7 million and $69.8 million, respectively.

      The average gross management fee was 1.18%, annualized, for the quarter ended 30 June 2005 and 1.17% for the six months ended 30 June 2005, compared to 1.19% and 1.20% in each of the comparable periods of the prior year.

      Total operating expenses for the second quarter 2005 increased 6.3% to $20.3 million from $19.0 million in the same quarter of the prior year. Total operating expenses were $40.9 million and $39.1 million for the six months ended 30 June 2005 and 2004, respectively.

      During 2004 and through the first half of 2005, the Company issued restricted stock to various employees. The non-cash compensation expense related to these restricted stock grants was approximately $880,000 for the second quarter of 2005 and approximately $1,480,000 for the six months ended 30 June 2005. This non-cash compensation expense is included in "employee compensation and benefits". We expect non-cash compensation expense related to these restricted stock grants to be at least $3.0 million for 2005.

      Pre-tax income at $13.6 million was 40.2% of gross revenues for the quarter ended 30 June 2005 compared to $15.3 million or 44.5% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $27.9 million (40.5% of gross revenues) for the six months ended 30 June 2005 and $30.7 million (44.0% of gross revenues) for the six months ended 30 June 2004.

      The Company's provision for taxes for the quarter ended 30 June 2005 was $1.4 million versus $1.5 million in the comparable quarter of the prior year, and was $2.8 million versus $3.1 million for the six months ended 30 June 2005 and 2004, respectively. The tax rate was approximately 10% of income before taxes for both periods.

      Other Events

      The Company paid a dividend of $0.30 per common share on 29 April 2005 to shareholders of record as of 15 April 2005, and will pay a dividend of $0.30 per common share on 29 July 2005 to shareholders of record as of 15 July 2005.

      Conference Call

      In conjunction with this second quarter 2005 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 28 July 2005. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, 28 July 2005 at 12:00 noon (EDT) through Friday, 29 July 2005 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or +973-341-3080 (outside the United States). The PIN number for accessing this replay is 6257996.

      You will be able to access a replay of the Internet broadcast through Thursday, 4 August 2005, on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                For the Three Months Ended                    % Change From
                                       ---------------------------------------------   -----------------------------
                                       June 30, 2005   Mar. 31, 2005   June 30, 2004   Mar. 31, 2005   June 30, 2004
                                       -------------   -------------   -------------   -------------   -------------
Revenue:
  Fees                                 $  25,905,543   $  27,235,901   $  25,601,138           -4.88%           1.19%
  Commissions                              7,334,973       7,189,398       8,421,456            2.02%         -12.90%
  Interest and other                         632,934         408,497         326,763           54.94%          93.70%
                                       -------------   -------------   -------------   -------------   -------------

                                          33,873,450      34,833,796      34,349,357           -2.76%          -1.39%
                                       -------------   -------------   -------------   -------------   -------------

Expenses:
  Employee compensation and benefits       7,231,107       7,227,596       6,263,513            0.05%          15.45%
  Fees paid out                            2,140,864       1,887,350       1,728,946           13.43%          23.82%
  Commissions, clearance and trading       1,623,246       1,486,802       1,866,977            9.18%         -13.05%
  Research and  administration             3,557,819       3,736,034       3,694,866           -4.77%          -3.71%
  Marketing                                1,183,848       1,539,959       1,279,263          -23.12%          -7.46%
  Depreciation and amortization            2,052,745       2,043,389       2,002,720            0.46%           2.50%
  Other operating                          2,465,856       2,678,969       2,212,547           -7.96%          11.45%
                                       -------------   -------------   -------------   -------------   -------------
                                          20,255,485      20,600,099      19,048,832           -1.67%           6.33%
                                       -------------   -------------   -------------   -------------   -------------

Income before taxes                       13,617,965      14,233,697      15,300,525           -4.33%         -11.00%

Provision for taxes                        1,361,796       1,423,370       1,530,101           -4.33%         -11.00%
                                       -------------   -------------   -------------   -------------   -------------

Net income                             $  12,256,169   $  12,810,327   $  13,770,424           -4.33%         -11.00%
                                       =============   =============   =============   =============   =============

Earnings per share:

Basic earnings per share               $        0.27   $        0.28   $        0.31           -3.57%         -12.90%
                                       =============   =============   =============   =============   =============

Diluted earnings per share             $        0.27   $        0.28   $        0.30           -3.57%         -10.00%
                                       =============   =============   =============   =============   =============

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                            For the Six Months Ended June 30,
                                       -------------------------------------------
                                           2005           2004              %
                                       ------------   ------------    ------------
Revenue:
  Fees                                 $ 53,141,444   $ 51,370,532            3.45%
  Commissions                            14,524,371     17,832,749          -18.55%
  Interest and other                      1,041,431        604,827           72.19%
                                       ------------   ------------    ------------

                                         68,707,246     69,808,108           -1.58%
                                       ------------   ------------    ------------

Expenses:
  Employee compensation and benefits     14,458,703     13,017,802           11.07%
  Fees paid out                           4,028,214      3,459,470           16.44%
  Commissions, clearance and trading      3,110,048      3,841,817          -19.05%
  Research and  administration            7,293,853      7,431,263           -1.85%
  Marketing                               2,723,807      2,725,746           -0.07%
  Depreciation and amortization           4,096,134      4,008,172            2.19%
  Other operating                         5,144,825      4,581,912           12.29%
                                       ------------   ------------    ------------
                                         40,855,584     39,066,182            4.58%
                                       ------------   ------------    ------------

Income before taxes                      27,851,662     30,741,926           -9.40%

Provision for taxes                       2,785,166      3,074,193           -9.40%
                                       ------------   ------------    ------------

Net income                             $ 25,066,496   $ 27,667,733           -9.40%
                                       ============   ============    ============

Earnings per share:

Basic earnings per share               $       0.55   $       0.62          -11.29%
                                       ============   ============    ============

Diluted earnings per share             $       0.55   $       0.61           -9.84%
                                       ============   ============    ============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                       (in millions)

                                                 For the Three Months Ended                  For the Six Months Ended
                                       -----------------------------------------------    ------------------------------
                                       Jun. 30, 2005    Mar. 31, 2005    Jun. 30, 2004    Jun. 30, 2005    Jun. 30, 2004
                                       -------------    -------------    -------------    -------------    -------------
Existing Accounts:
  Contributions                        $         171    $         312    $         185    $         483    $         380
  Withdrawals                                   (290)            (281)            (178)            (571)            (383)
                                       -------------    -------------    -------------    -------------    -------------
Net Flows of Existing Accounts                  (119)              31                7              (88)              (3)
                                       -------------    -------------    -------------    -------------    -------------
Publicly Available Funds:
  Contributions                                   62               54               48              116               99
  Withdrawals                                    (18)             (75)             (26)             (93)             (60)
Direct Accounts Opened                           104               71               49              175              118
Direct Accounts Closed                          (144)            (124)            (144)            (268)            (359)
                                       -------------    -------------    -------------    -------------    -------------
Net New Flows                                      4              (74)             (73)             (70)            (202)
                                       -------------    -------------    -------------    -------------    -------------

Net Flows of Assets Under Management   $        (115)   $         (43)   $         (66)   $        (158)   $        (205)
                                       =============    =============    =============    =============    =============

* The table above sets forth the total net flows of assets under management for the three months ended June 30, 2005, March 31, 2005 and June 30, 2004, respectively, and for the six months ended June 30, 2005 and 2004, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.